Exhibit 12.1

Statement re: Computation of Ratios

Ratio (Deficiency) of Earnings to Fixed Charges of UnitedGlobalCom, Inc.

	Year ended December 31,

	2004	2003	2002

	as restated(1)
	amounts in thousands, except ratios
Income (loss) before income taxes and other items	$(472,790)	1,568,066	1,328,695

Fixed charges:
Interest within rental expense	25,851	20,970	14,540
Interest, whether expensed or capitalized, including amortization of discounts	301,763	327,132	680,101

Total fixed charges	327,614	348,102	694,641

Distributed income of equity investees	17,098	4,714	11,276

Adjusted earnings (losses)	(128,078)	1,920,882	2,034,612
Fixed charges	327,614	348,102	694,641

Ratio of earnings to fixed charges	—	5.52	2.93

Dollar amount of coverage deficiency	$(455,692)

(1)	See note 27 to the consolidated financial statements of UGC, incorporated by reference in the joint proxy statement/prospectus, which forms a part of the registration statement with which this Exhibit 12.1 has been filed.